April 21, 2023

FORM C-AR

Sonatafy Technology, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Sonatafy Technology, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://sontafytechnology.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Headquartered in Scottdale Arizona, Sonatafy Technology, Inc. delivers software development and technology services from Latin America to small and mid-sized businesses (SMB's) throughout the United States.

The Company's website is https://sonatafy.com

The information available on or through our website is not a part of this Form C-AR.

The Business

Sonatafy Technology, Inc. is headquartered in Scottsdale, Arizona with employees and consultants in Arizona, California and throughout Latin America. The Company is an elite software development, QA, and managed software development services firm specializing in developing software solutions for clients utilizing qualified, experienced, and educated talent in Latin America. The Company specializes in building solutions for SaaS, healthcare, life sciences, and clinical industries as it understands software compliance, scalability, IP Security, and creating long-term relationships.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public.

We developed our strategy for future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including the assumption that a significant portion of the services we offer will continue to be delivered through our nearshore workforce. The trend of transitioning key business processes to our nearshore workforce may not continue and could reverse. In addition, we cannot accurately predict our clients' outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from nearshore outsourcing due to the pressures they face from increased domestic unemployment, geo-politics, or future implications of COVID-19 which may resurface.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, countries in the Asia-Pacific region and other regions where we have clients. Some countries and special interest groups have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not currently a material focus of our operations. Some legislative proposals, however, would, for example, require delivery locations to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies' foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

Similar concerns have also led certain European Union jurisdictions to enact regulations which allow team members who are dismissed as a result of transfer of services, which may include outsourcing to non-European Union companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage European Union companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive customer data of various companies that use offshore outsourcing.

Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of technologies we use to provide our services, which could reduce the demand for many of our service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients' ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients' may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. Our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.

Some of our client contracts, some of which may be canceled at any time, are generally fixed terms or per-project, and, accordingly, require us to estimate the resources and time required for the contracts upfront, and may contain certain provisions adverse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Although the term of our client contracts typically ranges, some contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, certain of our clients may have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected, or may affect, the revenue we receive from these engagements.

Some of our contracts may contain provisions which, to various degrees, restrict our ability to provide certain services to other of our clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery locations in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

Additionally, some of our contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Violations of the terms of these contracts could subject us to significant legal liability. Furthermore, we may commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to accurately estimate the team members, other resources and time required for these longer term contracts and their overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to effectively hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected.

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

We have, over time, been expanding the nature, scope and complexity of our engagements. Our ability to offer a wider breadth of more complex services to our clients depends on our ability to attract new or existing clients to an expanded collection of service offerings. When seeking to obtain engagements for complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs. Obtaining mandates for more complex projects will require us to establish closer relationships with our clients and develop a more thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including our ability to form a team with the necessary proficiency in these new services. We cannot be certain that we will effectively meet client needs at the necessary scale in the required timeframes in connection with these services. For example, if a new client project requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client's desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

Some of our contractual arrangements with our clients require us to deliver a minimum quality of service, and our failure to meet those quality standards could adversely impact our business or subject us to liability or penalties.

Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients' businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client's business and result in harm to our reputation, reduction of the likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In addition, lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.

We may enter into non-standard agreements because we perceive an important economic opportunity by doing so or because our personnel did not adequately adhere to our guidelines for the entry into contracts with new or existing clients. In addition, with respect to our client contracts, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations with clients or vendors, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services to clients, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected. Similarly, if we cannot, or do not, meet our contractual obligations with vendors, such as licensors, the vendors may have the right to terminate the contract, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts.

We often face a long selling cycle to secure a new client or a new project with an existing client. If we are not successful in obtaining and efficiently maintaining contractual commitments after the selling cycle our business, financial performance, financial condition and cash flows may be adversely affected.

We often face a long selling cycle to secure a new client contract or launch a new project for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client's business due to a variety of factors, including changes in the client's decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

The unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Sonatafy Technology, LLC is a limited liability company formed in the state of Nevada in August of 2020. On January 1, 2023, Sonatafy Technology LLC converted from a Nevada limited liability company to Sonatafy Technology Inc., a Delaware corporation (the "Conversion"), pursuant to the Plan of Conversion dated December 28, 2022 (see **Capitalization and Ownership**).

The Company is headquartered in Scottsdale, Arizona with employees and consultants in Arizona, California and throughout Latin America. The Company is an elite software development, QA, and managed software development services firm specializing in developing software solutions for clients utilizing qualified, experienced, and educated talent in Latin America. The Company specializes in building solutions for SaaS, healthcare, life sciences, and clinical industries as it understands software compliance, scalability, IP Security, and creating long-term relationships.

Business Plan

The Company is a leading provider of nearshore software developer services and experts in cloud solutions, web and mobile applications, e-commerce, big data, DevOps practices, QA, IoT, and machine learning.

The Company will continue to utilize unique technical and business IP, which the Company calls NEXXUS, to streamline the process of sourcing great software talent and matching them with various client's unique business needs. The Company believes this unique IP provides the significant operational efficiencies over competitors. These talented resources are sourced at cost effective nearshore price points and operating in a similar time zone for the Company's US based clients.

The Company will continue to provide Software Development and IT Services targeted at the $5 Trillion Total Addressable Market, of which 33% of total spend is expected from US businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software Development	Building software solutions for SaaS, healthcare/life sciences, financial, and other niche industries as we execute on software compliance, scalability, security and creating long-term relationships.	$5 Trillion as Software Development and IT Total Addressable Market Worldwide; 33% of Spend will be by US Businesses

In the 2024, the Company is also seeking to monetize NEXXUS to clients and other companies.

We sell our software development and technology services through a comprehensive marketing strategy that sets up meetings with decision makers at targeted prospects, which are US based companies between 25 and 5000 employees. Our executive team walks the prospects through our company and approach. Once prospects are ready to move forward, they sign a Master Services Agreement and Statement of Work.

Competition

The Company's primary competitors are other nearshore software development companies.

Sonatafy's strategic advantages include being a US-based company that can help bridge the cultural gap between our developers in Latin America and are US based clients. We offer flexible solutions and direct executive team support for ongoing management and working through challenges.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
97358483	Computer and Software Services and Scientific Services	Sonatafy Nexxus	04/12/2022	N/A	United States
97332860	Software Development Services / Outsourcing	Sonatafy	03/27/2022	N/A	United States

Litigation

There are no existing legal suits filed. To the Company's knowledge, there are none pending or threatened against the Company.

Other

The Company's principal address is 14362 N Frank Lloyd Wright Blvd, Ste 1000, Scottsdale Arizona 85260.

The company delivers software development and technology services to clients throughout the United States. Our current clients are headquartered in California, Florida, Washington, New York, Maryland, Indiana, Colorado, Arizona, Kentucky, Minnesota, Pennsylvania, Georgia and Washington.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Steve Taplin, CEO & Board Member
Sonatafy Technology, Inc. – CEO & Board Member, July 2020 to Present;
DXC Technology – Vice President, Strategic Pursuits, January 2019 – July 2020

Education
DePaul University, Kellstadt Graduate School of Business, MBA
Northern Illinois University, Bachelor of Science, Management Information Systems

Name
David Turner, Chief Strategy Officer & Board Member
Sonatafy Technology, Inc. – Board Member, July 2020 to Present; Chief Strategy Officer,
January 2023 to Present; San Diego State University – Professor of Entrepreneurship, January
2018 to Present

Education
Louisiana State University, Masters Degree, Information Systems and Decision Sciences;
Bachelor of Arts, Economics.

Name
Mark Attinger, CFO & Board Member
Sonatafy Technology, Inc. – CFO, June 2022 to Present; Board Member, January 2023 to
Present; Fimark LLC – Managing Partner, April 2021 to Present; Paysign, Inc – CFO, October
2018 to March 2021

Education
Brigham Young University, MBA; Bachelor of Science, Finance; Minor, Accounting

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Officers

Steve Taplin – Chief Executive Officer & Board Member
David Turner – Chief Strategy Officer & Board Member
Mark Attinger – Chief Financial Officer & Board Member

*See **Directors** for roles, dates, education and qualifications.*

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting
in their professional capacity pursuant to Delaware law. Indemnification includes expenses such

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has employees in Arizona and California. Additionally, through an Employer of Record, the company employs team members in Mexico. Contractors provide support from Mexico, Brazil, Argentina, Colombia and the Philippines.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	8,000,000
Voting Rights	Yes
Anti-Dilution Rights	None

Type of security	Class B Common Stock
Amount outstanding	30,200
Voting Rights	Yes
Anti-Dilution Rights	None
Liquidation Preference	Yes

The Company has the following debt outstanding:

Type of debt	Bank – AR Line of Credit
Name of creditor	East West Bank

Amount outstanding	$554,000
Interest rate and payment schedule	Wall Street Journal Prime + 1.0%
Amortization Schedule	Interest Only
Describe any collateral or security	Accounts Receivable
Maturity date	June 1, 2023 (reviewing new terms)
Other material terms	N/A

Type of debt	Unsecured Term Loan
Name of creditor	AJC Capital LLC
Amount outstanding	$200,000
Interest rate and payment schedule	Interest Rate 10.0%, paid semi-annually
Amortization Schedule	Interest Only
Describe any collateral or security	None
Maturity date	November, 2023

Type of debt	Unsecured, Related Party Notes
Name of creditor	David Turner, Jon Lucas Holdings, LLC and Mark Wang
Amount outstanding	$572,786
Interest rate and payment schedule	1.0% to 8.0%, compounding annually
Amortization Schedule	Interest Only
Describe any Collateral	None
Maturity Date	N/A

The total amount of outstanding debt of the company is $1,326,786, net of debt issuance costs of $3,450.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class C Units	113,250	$ 113,250	Sales, Marketing and G&A	March 2, 2022	Reg CF

Ownership

Officers and Director Ownership: Jon Lucas Holdings, LLC – owned by Chief Strategy Officer and Board Member, David Turner, represents 44.29% of total shares outstanding of 8,030,200 (Class A and Class B Common Stock). 12th Street Ventures, LLC – owned by CEO and Board Member, Steve Taplin, represents 35.60%.

Beneficial Owners of 20.0% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own are listed in the table below.

Name	Percentage Owned
Jon Lucas Holdings, LLC	44.29%
12th Street Ventures, LLC	35.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR in addition to the following information. Financial statements are attached hereto as Exhibit A.

Liquidity and Capital Resources

On March 2, 2022 the Company conducted an offering pursuant to Regulation CF and raised $113,250. These proceeds contributed to working capital and were used for marketing, advertising, general and administrative expenses.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: Accounts Receivable loan with East West Bank.

Capital Expenditures and Other Obligations

The Company continues to make nominal capital expenditures to provide equipment to software development engineers and employees. The Company continues to invest in the development of internal use software and a SaaS solution, NEXXUS. Total Capital Expenditures in 2022 were $489,017. The Company expects to spend approximately $500,000 in 2023.

The Company does not anticipate any new types of capital expenditures at this time.

Material Changes and Other Information

Trends and Uncertainties

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTMENT FROM OUR INVESTORS.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Furthermore, any sale or transfers are bound by the Sonatafy Technology, Inc. Stockholders Agreement and corporate Bylaws.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steve Taplin

_____

(Signature)

Steve Taplin

_____

(Name)

Chief Executive Officer

_____

(Title)

I, Steve Taplin, being the Chief Executive Officer of Sonatafy Technology, Inc., a Delaware Corporation (the "Company"), hereby certify the following:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021 and 2022, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   The Financial Statements reflect accurately the information reported in tax returns.

/s/Steve Taplin
_____
(Signature)

 Steve Taplin
_____
(Name)

 Chief Executive Officer
_____
(Name)

 4/21/2023
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Sonatafy Technology, LLC
Balance Sheet

	As of December 31,			
	2022		**2021**	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	450,432	$	242,459
Accounts receivable, net		341,959		113,379
Prepaid expenses		168,413		8,694
Total current assets		960,804		364,532
Fixed assets, net		73,574		68,137
Internally developed software		557,388		108,234
Intangible assets, net		475,391		513,170
Total assets	$	2,067,157	$	1,054,073
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities				
Accounts payable	$	176,358	$	22,524
Current portion of debt, net of debt issuance costs		750,550		-
Other current liabilities		50,820		150,923
Total current liabilities		977,728		173,447
Long-term debt, net of current portion		572,786		1,076,816
Total liabilities		1,550,514		1,250,263
Commitments and contingencies (Note 5)				
Total members' equity		516,643		(96,190)
Total liabilities and members' deficit	$	2,067,157	$	1,154,073

The accompanying notes are an integral part of these financial statements.

Sonatafy Technology, LLC
Statement of Operations

		Year Ended December 31,		
		2022		**2021**
Revenue	$	8,149,456	$	3,637,913
Cost of revenue				
Salaries and related expenses		4,244,181		2,309,452
Contract labor		992,144		-
Software expense		15,301		9,292
Other		43,934		30,877
Total cost of revenue		5,295,560		2,349,621
Gross profit		2,853,896		1,288,292
Operating expenses				
Salaries and related expenses		1,140,143		882,687
Professional services		262,299		112,980
Marketing		340,277		141,007
Depreciation and amortization		72,206		63,910
Other		225,240		76,714
Total operating expenses		2,040,165		1,277,298
Operating income		813,731		10,994
Other expense				
Interest expense		63,664		30,061
Net Income (loss)	$	750,067	$	(19,067)

The accompanying notes are an integral part of these financial statements.

Sonatafy Technology, LLC
Statement of Changes in Members' Equity (Deficit)

	Members' Equity(Deficit)
Balance, December 31, 2020	**(77,123)**
Net Loss	(19,067)
Balance, December 31, 2021	**(96,190)**
Net Income	750,067
Capital Contributions	93,121
Shareholder Distributions	(230,355)
Balance, December 31, 2022	**$ 516,643**

The accompanying notes are an integral part of these financial statements.

Sonatafy Technology, LLC
Statement of Cash Flows

		Year Ended December 31,		
		2022		**2021**
Cash flows from operating activities:				
Net income (loss)	$	750,067	$	(19,067)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization		72,206		63,910
Amortization of debt issuance costs		8,280		4,830
Change in assets and liabilities:				
Accounts receivables, net		(235,077)		(59,446)
Prepaids		(137,984)		(40,199)
Accounts payable		153,732		9,446
Net cash provided by (used in) operating activities		611,224		(40,526)
Cash flows from investing activities:				
Payments for fixed assets		(39,863)		(627,629)
Payments for internally developed software		(449,154)		(108,234)
Net cash used in investing activities		(489,017)		(735,863)
Cash flows from financing activities:				
Proceeds from Credit Line		280,000		274,000
Members Contributions		93,121		566,691
Members Distributions		(230,355)		-
Payments to Related Party Loans		(57,000)		-
Net cash provided by financing activities		85,766		840,691
Cash and cash equivalents:				
Change in cash and cash equivalents		207,973		64,302
Balance, beginning of year		242,459		178,157
Balance, end of year	$	450,432	$	242,459
Supplemental cash flow disclosure:				
Cash paid for interest:	$	55,384	$	30,062

The accompanying notes are an integral part of these financial statements.

Sonatafy Technology, LLC
Notes to the Financial Statements
Year Ended December 31, 2022

Note 1. Nature of Business

Sonatafy Technology, LLC (the "Company," "Sonatafy,") is a limited liability company formed in the state of Nevada in August of 2020. On January 1, 2023, Sonatafy Technology LLC converted from a Nevada limited liability company to Sonatafy Technology Inc., a Delaware corporation (the "Conversion"), pursuant to the Plan of Conversion dated December 28, 2022 (Note 6).

The Company is headquartered in Scottsdale, Arizona with employees and consultants in Arizona, California and throughout Latin America. The Company is an elite software development, QA, and managed software development services firm specializing in developing software solutions for clients utilizing qualified, experienced, and educated talent in Latin America. The Company specializes in building solutions for SaaS, healthcare, life sciences, and clinical industries as it understands software compliance, scalability, IP Security, and creating long-term relationships.

Note 2. Summary of Significant Accounting Policies

Principles of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The financial statements have been prepared on the accrual basis of accounting in conformity with the principles of U.S. GAAP. The preparation of the financial statements in conformity with GAAP requires management to make estimates, judgements, and assumptions that the Company believes are reasonable based on historical experience, contract terms, observance of known trends in the Company and the industry as a whole and information available from other outside sources. Actual results could differ materially from those estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

Cash and cash equivalents represent cash in bank accounts. The Company maintains its cash on deposit at financial institutions in the United States. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At certain times, accounts may have balances in excess of amounts insured by the FDIC. As of December 31, 2022, the Company does not believe it is exposed to any significant credit risk on its cash balances.

Accounts Receivable, Net

Accounts receivable primarily represents receivables from contracts with customers. Accounts receivable are non-interest bearing. The allowance for doubtful accounts is estimated based on specific customer reviews, historical collection trends, and current economic and business conditions. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2022 and 2021, the allowance for doubtful accounts was $7,230 and $0, respectively.

Fixed Assets, Net

Fixed assets are recorded at cost and include all costs necessary to bring the asset to its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer & equipment	3 Years
Furniture and fixtures	7 Years

Costs of normal repairs and maintenance are charged to expense as incurred. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. There were not events or changes in circumstances that would indicate a possible impairment as of December 31, 2022.

The Company's depreciation expense is highly dependent on the assumptions made for estimated useful lives of its assets. Useful lives are estimated by the Company based on its experience with similar assets and estimates of usage of the assets. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.

Internally Developed Software

Costs related to software developed solely to meet our internal requirements, with no substantive plans to market such software at the time of development, are capitalized. The Company capitalizes eligible costs to develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. These costs consist of personnel costs, including related benefits, that are incurred during the application development stage. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Maintenance costs are expensed as incurred. The estimated useful life of costs capitalized is evaluated for each specific project. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in the estimated useful lives and therefore changes in amortization expense in future periods. As of December 31, 2022, internally developed software is still in the development stage and no costs have been amortized.

Intangible Assets, Net

Intangible assets consist of our customer list. Customer lists have finite lives and are being amortized using the straight-line method over the estimated economic life of 15 years. The Company reviews for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. There were no events or changes in circumstances that would indicate a possible impairment as of December 31, 2022. For the years ended December 31, 2022 and 2021, the Company recorded amortization expense of $37,779 and $53,521, respectively.

Fair Value

Management believes that the carrying amount of the Company's cash equivalents, accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments.

Revenue Recognition

The Company recognizes revenue based on the criteria set forth in Accounting Standards Codification ("ASC") 606 – Revenue from Contract with Customers. The Company's revenue primarily comes from contracts with its customers for software related services. The Company does not license any software and is not operating as a Software as a Service entity. Revenue is recognized on service contracts as payment is received, typically on a monthly basis.

Income Taxes

During 2022, the Company was taxed as a partnership, which under the rules of the Internal Revenue Code, the Company is not subject to income taxes as all profits and losses of the Company pass through to its shareholders. The Company's policy is to record interest expense and penalties in other expense. For the year ended December 31, 2022, there was no interest or penalties incurred and no accrued interest or penalties, pertaining to tax.

The Company's federal and state tax returns are open for examination for three years from the date of filing. Tax year 2022 remains open for examination.

Note 3. Fixed Assets

Fixed assets consisted of the following as of December 31:

	2022	2021
Computer equipment	$ 141,873	$ 104,257
Furniture	4,260	2,013
Fixed assets, gross	146,133	106,270
Less: accumulated depreciation	(72,559)	(38,133)
Fixed assets, net	$ 73,574	$ 68,137

Depreciation expense for the years ended December 31, 2022 and 2021 was $34,427 and $10,389, respectively.

Note 4. Long-Term Debt

Long-term debt consisted of the following as of December 31:

	2022	2021
Line of credit	$ 554,000	$ 274,000
2020 Loan	200,000	200,000
Related Party Loans	572,786	629,786
Total Debt	1,326,786	1,103,786
Less: debt issuance costs	(3,450)	(26,970)
Debt, net of issuance costs	1,323,336	1,076,816
Less: current portion of debt, net of debt issuance costs	(750,550)	-
Long-term debt, net of current portion	$ 572,786	$ 1,076,816

Line of Credit

In June 2021, the Company entered into a credit agreement providing for an asset backed line of credit ("Line of Credit") with an interest rate of Prime plus 1%. Interest only payments are due and payable monthly until the entire amount outstanding is due on June 1, 2023. Borrowings under the Credit Line are limited to eighty percent (80%) of the amount of Eligible Accounts Receivable (as defined in the agreement). The agreement is collateralized by substantially all the accounts receivable of the Company. The interest rate was 7.0% and 4.25% as of December 31, 2022 and 2021, respectively.

2020 Loan

In November 2020, the Company entered into a loan agreement for a working capital loan of $200,000 ("2020 Loan"), with a maturity date of November 2023. The maturity date can accelerate, if the Company has a change of control, if the Chairman of the Board leaves the Company, or if the Company is netting $500,000 or more per year. Additionally, the lender has the option to convert the debt to a combined 3% equity on a fully diluted basis, if the Company raises $1 million in total capital in a 12-month period. The loan requires interest only payments at 10% per annum and 1% equity ownership in the Company. Interest payments are due semi-annually. If the loan payments are not made per the terms of the loan agreement, the loan converts for an additional 2% equity.

Related Party Loans

The due from related parties amount relates to related party loans with certain members and managers of the Company. The loans currently do not have any payments that are due. However, the loans are accruing interest at a rate of 1% per annum. The Managers may increase the interest on the related party loans to a maximum rate of 8% per annum. The related party loans are not secured by any assets of the Company.

Note 5. Commitments and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. The Company is currently not aware of any such legal proceedings or claims that the Company believes will have an adverse effect on its business, financial conditions or operating results.

Note 6. Subsequent Events

On January 1, 2023, Sonatafy Technology LLC converted from a Nevada limited liability company to Sonatafy Technology Inc., a Delaware corporation (the "Conversion"), pursuant to the Plan of Conversion dated December 28, 2022.

Pursuant to the Conversion and the Articles of Incorporation of Sonatafy Technology Inc., Sonatafy Technology Inc.'s authorized capital is 10,000,000 shares of stock, $0.0001 par value, of which 9,969,800 shares are class A common stock and 30,200 shares are class B common stock. The outstanding membership units of Sonatafy Technology LLC were converted into 8,000,000 shares of Sonatafy Technology Inc.'s class A common stock and 30,200 shares class B common stock at the effective time.